SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

xG Technology, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

98372A507
(CUSIP Number)

May 13, 2016
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Iroquois Capital Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 6,285,714 shares of Common Stock 6,285,714 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
	7	SOLE DISPOSITIVE POWER
	8	SHARED VOTING POWER 6,285,714 shares of Common Stock 6,285,714 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,285,714 shares of Common Stock 6,285,714 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4% (See Item 4)*
12	TYPE OF REPORTING PERSON OO

* As more fully described in Item 4, each of the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported warrants and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

1	NAMES OF REPORTING PERSONS Joshua Silverman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 7,000,000 shares of Common Stock 7,000,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 7,000,000 shares of Common Stock 7,000,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000,000 shares of Common Stock 7,000,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2% (See Item 4)*
12	TYPE OF REPORTING PERSON IN; HC

* As more fully described in Item 4, each of the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported warrants and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

1	NAMES OF REPORTING PERSONS Richard Abbe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 7,000,000 shares of Common Stock 7,000,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 7,000,000 shares of Common Stock 7,000,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000,000 shares of Common Stock 7,000,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2% (See Item 4)*
12	TYPE OF REPORTING PERSON IN; HC

* As more fully described in Item 4, each of the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported warrants and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

Item 1(a).	NAME OF ISSUER:

The name of the issuer is xG Technology, Inc., a Delaware corporation (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at 240 S. Pineapple Avenue, Suite 701, Sarasota, FL.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by the entities and persons listed below, who are collectively referred to herein as “Reporting Persons,” with respect to the shares of Common Stock (as defined in Item 2(d) below) of the Company:

Investment Manager

(i) Iroquois Capital Management L.L.C., a Delaware limited liability company (the “Investment Manager”), with respect to the shares of Common Stock held by, and underlying the Reported Warrants held by, Iroquois Master Fund Ltd. which the Investment Manager serves as investment manager to Iroquois Master Fund Ltd.

Reporting Individuals

(ii) Mr. Joshua Silverman, with respect to the shares of Common Stock held by, and underlying the Reported Warrants held by, Iroquois Master Fund Ltd. and Iriquois Capital Investment Group LLC (the “Iroquois Funds”).

(iii) Mr. Richard Abbe, with respect to the shares of Common Stock held by, and underlying the Reported Warrants held by, the Iroquois Funds.

The Investment Manager serves as the investment manager to Iroquois Master Fund Ltd. Each of the Reporting Individuals is a member of the Investment Manager and a member of Iroquois Capital Investment Group LLC.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The principal business office of all of the Reporting Persons is 205 East 42nd Street, 20th Floor, New York, New York 10017.

Item 2(c).	CITIZENSHIP:

Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.00001 per share (the “Common Stock”)

Item 2(e).	CUSIP NUMBER:
98372A507

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,

(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:___________________

Item 4.	OWNERSHIP.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 84,904,668 shares of Common Stock issued and outstanding as of May 12, 2016, as reported in the Company’s Prospectus Supplement filed with the Securities and Exchange Commission on May 18, 2016 pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended, and does not include the exercise of the reported warrants (the “Reported Warrants”), which are subject to the Blocker (as defined below).

Pursuant to the terms of the Reported Warrants, the Reporting Persons cannot exercise the Reported Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 4.99% of the outstanding shares of Common Stock (the Blocker”), and the percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to the Blocker. Consequently, as of the date of the event which requires filing of this statement, the Reporting Persons were not able to exercise any of the Reported Warrants due to the Blocker.

As of the date of the event which requires filing of this statement, Iroquois Master Fund Ltd. held 6,285,714 shares of Common Stock and Reported Warrants to purchase 6,285,714 shares of Common Stock and Iroquois Capital Investment Group LLC held 714,286 shares of Common Stock and Reported Warrants to purchase 714,286 shares of Common Stock.

The Investment Manager, which serves as the investment manager to Iroquois Master Fund Ltd., may be deemed to be the beneficial owner of all shares of Common Stock held by, and underlying the Reported Warrants (subject to the Blocker) held by, Iroquois Master Fund Ltd. Each of the Reporting Individuals, (i) may be deemed to be the beneficial owner of all shares of Common Stock held by, and underlying the Reported Warrants (subject to the Blocker) held by Iroquois Capital Investment Group LLC, and (ii) as members of the Investment Manager with the power to exercise investment discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by, and underlying the Reported Warrants (subject to the Blocker) held by, Iroquois Master Fund Ltd. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. Each of the Iroquois Funds and the Reporting Individuals hereby disclaims any beneficial ownership of any such shares of Common Stock.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: May 20, 2016

IROQUOIS CAPITAL MANAGEMENT L.L.C.

By:	/s/ Joshua Silverman
Joshua Silverman, Authorized Signatory

/s/ Joshua Silverman
Joshua Silverman

/s/ Richard Abbe
Richard Abbe

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: May 20, 2016

IROQUOIS CAPITAL MANAGEMENT L.L.C.

By:	/s/ Joshua Silverman
Joshua Silverman, Authorized Signatory

/s/ Joshua Silverman
Joshua Silverman

/s/ Richard Abbe
Richard Abbe